Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

April 1, 2019

We, as members of management of Hancock Horizon Burkenroad Small Cap Fund, Hancock Horizon Diversified Income Fund, Hancock Horizon Diversified International Fund, Hancock Horizon Dynamic Asset Allocation Fund, Hancock Horizon International Small Cap Fund, Hancock Horizon Louisiana Tax-Free Income Fund, Hancock Horizon Microcap Fund, Hancock Horizon Mississippi Tax-Free Income Fund and Hancock Horizon U.S. Small Cap Fund, each a series of The Advisors’ Inner Circle Fund II, (collectively, the “Funds”) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of January 31, 2019 and from July 31, 2018 through January 31, 2019.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 31, 2019, and from July 31, 2018 through January 31, 2019 with respect to securities reflected in the investment account of the Funds.

The Advisors’ Inner Circle Fund II

/s/ Michael Beattie
Michael Beattie President

/s/ Stephen Connors
Stephen Connors Treasurer, Controller, and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

The Advisors’ Inner Circle Fund II

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hancock Horizon Burkenroad Small Cap Fund, Hancock Horizon Diversified Income Fund, Hancock Horizon Diversified International Fund, Hancock Horizon Dynamic Asset Allocation Fund, Hancock Horizon International Small Cap Fund, Hancock Horizon Louisiana Tax-Free Income Fund, Hancock Horizon Microcap Fund, Hancock Horizon Mississippi Tax-Free Income Fund and Hancock Horizon U.S. Small Cap Fund, each a series of The Advisors’ Inner Circle Fund II, (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of January 31, 2019. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of January 31, 2019, and with respect to agreement of security purchases and sales, for the period from July 31, 2018 (the date of the last examination), through January 31, 2019:

•	Confirmation of all securities maintained by Hancock Bank (“Custodian”), without prior notice to management;

•	Confirmation of all securities held in book entry form by Bank of New York Mellon (“Sub-custodian”)—which include but are not limited to securities held by the Funds;

•	Confirmation of all securities out for transfer with brokers or alternative procedures, if any;

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

•	Reconciliation of all such securities between the records of the Custodian and Sub-custodian;

•	Confirmation of all repurchase agreements, if any, and underlying collateral with brokers/banks; and

•	Agreement of one security purchase and one security sale or maturity since our last report from the books and records of each of the Funds to broker confirmations or alternative supporting documents.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of January 31, 2019, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors’ Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

April 1, 2019

Permit Report Fund Name	State	Registration	File Number
The Advisors’ Inner Circle Fund II

	California	Annual	505 7356
	Colorado	Annual	IC 1995 08 501
	Georgia	Annual	SC-MF-020269
	Guam	Annual	2008-7233
	Illinois	Annual	60004987
	Indiana	Annual	93-0548 IC
	Minnesota	Annual	R-36888.2
	North Carolina	Annual	3326
	Pennsylvania	Annual	1993-02-003MF
	Virginia	Annual	117018
	US Virgin Islands	Annual
	Wyoming	Other	18723

Hancock Horizon Family of Funds Prospectus

	Kentucky	Annual	60017729
	Louisiana	Annual	158114
	New Jersey	Annual	BEM-4246
	Ohio	Other	BE1211278
	Utah	Annual	007-0874-61

Hancock Horizon Family of Funds Prospectus

	Louisiana	Annual	167046

Burkenroad Small Cap Fund

	Alaska	Annual	60053198
	Alabama	Annual	30176
	Arkansas	Annual	60016657
	Connecticut	Annual	1023325
	Delaware	Annual
	Hawaii	Annual
	Idaho	Annual	58005
	Kansas	Annual	2004S0000183
	Missouri	Annual
	Nevada	Annual
	New York	Other	S30-33-10
	Oregon	Annual	2005-194
	Rhode Island	Annual
	South Carolina	Annual	MF15743

Burkenroad Small Cap Fund—Class A Shares

	Arizona	Annual	39766
	District of Columbia	Annual	60022980
	Iowa	Annual	I-59260
	Massachusetts	Annual
	Maryland	Annual	SM20032037
	Maine	Annual	10007145
	Michigan	Annual	944053
	Mississippi	Annual	60006348
	Montana	Annual	53948
	North Dakota	Annual	AP252
	Nebraska	Annual	75265
	New Hampshire	Annual	MF05-0033586
	New Mexico	Annual	19233
	Oklahoma	Annual	SE-2190459
	Puerto Rico	Annual	S-29158
	South Dakota	Annual	33249
	Tennessee	Annual	RN2016B-0360
	Texas	Good Until Sold	C 68047
	Vermont	Annual	02/15/05-01
	Washington	Other	60038199
	Wisconsin	Annual	489962-03
	West Virginia	Good Until Sold	MF 51603

Burkenroad Small Cap Fund—Class D Shares

	Arizona	Annual	53695
	District of Columbia	Annual	60037127
	Iowa	Annual	I-65540
	Massachusetts	Annual
	Maryland	Annual	SM20022299
	Maine	Annual	10035014
	Michigan	Annual	958302
	Mississippi	Annual	60006349
	Montana	Annual	66741
	North Dakota	Annual	AU036
	Nebraska	Annual	64530
	New Hampshire	Annual	MF11-0085884
	New Mexico	Annual	42142
	Oklahoma	Annual	SE-2181393
	Puerto Rico	Annual	S-29158-1
	South Dakota	Annual	34077
	Tennessee	Annual	RN2016B-0360
	Texas	Good Until Sold	C 68048
	Vermont	Annual	BEVT-529
	Washington	Other	60041484
	Wisconsin	Annual	452021
	West Virginia	Good Until Sold	MF 67021

Burkenroad Small Cap Fund—Institutional Class Shares

Arizona	Annual
District of Columbia	Annual	60060748
Iowa	Annual	I-96789
Massachusetts	Annual
Maryland	Annual	SM20161475
Maine	Annual	10051038
Michigan	Annual	981721
Mississippi	Annual	60075260
Montana	Annual	100325
North Dakota	Annual	CF815
Nebraska	Annual	107274
New Hampshire	Annual	MF16-0083587
New Mexico	Annual	56624
Oklahoma	Annual	SE-2227556
Puerto Rico	Annual	S-29158-2
South Dakota	Annual	69945
Tennessee	Annual	N2016B-0635
Texas	Good Until Sold	C 115782
Vermont	Annual	6/01/16-03
Washington	Other	60075998
Wisconsin	Annual	772397-03
West Virginia	Good Until Sold	92519

Hancock Horizon Diversified International Fund

Alaska	Annual	60061798
Alabama	Annual	38522
Arkansas	Annual	60021877
Connecticut	Annual	1052721
Delaware	Annual
Hawaii	Annual
Idaho	Annual	63298
Kansas	Annual	2009S0000347
Missouri	Annual	2008-02005
Nevada	Annual
New York	Other	S32-34-78
Oregon	Annual	2008-1632
Rhode Island	Annual
South Carolina	Annual	MF17757

Hancock Horizon Diversified International Fund— Class A Shares

Arizona	Annual	52250
District of Columbia	Annual	60034907
Iowa	Annual	I-70726
Massachusetts	Annual
Maryland	Annual	SM20082592
Maine	Annual	10020970
Michigan	Annual	955550
Mississippi	Annual	60049337
Montana	Annual	64501
North Dakota	Annual	BC668
Nebraska	Annual	73986
New Hampshire	Annual	MF08-0045130
New Mexico	Annual	30534
Oklahoma	Annual	SE-2183498
Puerto Rico	Annual	S-36209
South Dakota	Annual	44609
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 88571
Vermont	Annual	09/30/08-18
Washington	Other	60049797
Wisconsin	Annual	538834-03
West Virginia	Good Until Sold	MF 64018

Hancock Horizon Diversified International Fund—Class C Shares

Arizona	Annual	64750
District of Columbia	Annual	60055722
Iowa	Annual	I-91009
Massachusetts	Annual
Maryland	Annual	SM20143479
Maine	Annual	10044793
Michigan	Annual	975968
Mississippi	Annual	60049338
Montana	Annual	83672
North Dakota	Annual	CA115
Nebraska	Annual	73987
New Hampshire	Annual	MF08-0032775
New Mexico	Annual	50936
Oklahoma	Annual	SE-2183499
Puerto Rico	Annual	S-36209-2
South Dakota	Annual	64250
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 110015
Vermont	Annual	BEVT-3594

Washington	Other	60070264
Wisconsin	Annual	719928-03
West Virginia	Good Until Sold	86237

Hancock Horizon Diversified International Fund—Institutional Class Shares

Arizona	Annual	57407
District of Columbia	Annual	60043904
Iowa	Annual	I-79411
Massachusetts	Annual
Maryland	Annual	SM20111925
Maine	Annual	10031761
Michigan	Annual	964191
Mississippi	Annual	60049341
Montana	Annual	75156
North Dakota	Annual	BL879
Nebraska	Annual	73988
New Hampshire	Annual	MF08-0024043
New Mexico	Annual	39120
Oklahoma	Annual	SE-2183502
Puerto Rico	Annual	S-36209-1
South Dakota	Annual	52738
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 93487
Vermont	Annual	08/03/11-17
Washington	Other	60054426
Wisconsin	Annual	617397-03
West Virginia	Good Until Sold	MF 73151

Hancock Horizon Quantitative Long/Short Fund

Alaska	Annual	60069927
Alabama	Annual	38523
Arkansas	Annual	60026458
Connecticut	Annual	1065600
Delaware	Annual
Hawaii	Annual
Idaho	Annual	67939
Kansas	Annual	2011S0001867
Missouri	Annual	R2011-1,484
Nevada	Annual
New York	Other	S32-99-38
Oregon	Annual	2011-1313
Rhode Island	Annual
South Carolina	Annual	MF19044

Hancock Horizon Quantitative Long/Short Fund— Class A Shares

Arizona	Annual	61433
District of Columbia	Annual	60043337
Iowa	Annual	I-79025
Massachusetts	Annual
Maryland	Annual	SM20111534
Maine	Annual	10031327
Michigan	Annual	963752
Mississippi	Annual	60049339
Montana	Annual	72952
North Dakota	Annual	BL498
Nebraska	Annual	73989
New Hampshire	Annual	MF08-0022908
New Mexico	Annual	38737
Oklahoma	Annual	SE-2183500
Puerto Rico	Annual	S-47442
South Dakota	Annual	52374
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 96410
Vermont	Annual	06/17/11-05
Washington	Other	60058155
Wisconsin	Annual	616047-03
West Virginia	Good Until Sold	MF 72759

Hancock Horizon Quantitative Long/Short Fund—Class C Shares

Arizona	Annual	73723
District of Columbia	Annual	60055719
Iowa	Annual	I-91006
Massachusetts	Annual
Maryland	Annual	SM20143477
Maine	Annual	10044790
Michigan	Annual	975966
Mississippi	Annual	60049340
Montana	Annual	83673
North Dakota	Annual	CA116
Nebraska	Annual	73990
New Hampshire	Annual	MF08-0039822
New Mexico	Annual	50933
Oklahoma	Annual	SE-2183501
Puerto Rico	Annual	S-48427
South Dakota	Annual	64251
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 104995
Vermont	Annual	BEVT-3591
Washington	Other	60070262
Wisconsin	Annual	715703-03
West Virginia	Good Until Sold	86234

Hancock Horizon Quantitative Long/Short Fund -Institutional Class Shares
Arizona	Annual	73724
District of Columbia	Annual	60055721
Iowa	Annual	I-91008
Massachusetts	Annual
Maryland	Annual	SM20143478
Maine	Annual	10044792
Michigan	Annual	974910
Mississippi	Annual	60049342
Montana	Annual	83678
North Dakota	Annual	CA117
Nebraska	Annual	73991
New Hampshire	Annual	MF08-0025231
New Mexico	Annual	50935
Oklahoma	Annual	SE-2183503
Puerto Rico	Annual	S-48427-1
South Dakota	Annual	64252
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 109846
Vermont	Annual	BEVT-3593
Washington	Other	60068720
Wisconsin	Annual	715704-03
West Virginia	Good Until Sold	86236

Hancock Horizon Mississippi Tax Free Income Fund

Alabama	Annual	43303

Hancock Horizon Mississippi Tax Free Income Fund—Class A

Mississippi	Annual	60056157
Montana	Annual	83674
Nebraska	Annual	86210
New Hampshire	Annual	MF12-0084208
Oklahoma	Annual	SE-2209384

Hancock Horizon Mississippi Tax Free Income Fund—Class C

Mississippi	Annual	60064124
Montana	Annual	87322
Nebraska	Annual	97261
New Hampshire	Annual	MF13-0083253
Oklahoma	Annual	SE-2213386

Hancock Horizon Mississippi Tax Free Income Fund—Trust Cl

Mississippi	Annual	60056152
Montana	Annual	83675
Nebraska	Annual	86211
New Hampshire	Annual	MF12-0084209
Oklahoma	Annual	SE-2209385

Hancock Horizon Louisiana Tax Free Income Fund—Class A

Mississippi	Annual	60056250
Montana	Annual	83676
Nebraska	Annual	86208
New Hampshire	Annual	MF12-0084210
Oklahoma	Annual	SE-2209386

Hancock Horizon Louisiana Tax Free Income Fund—Class C

Montana	Annual	87321
Nebraska	Annual	97263
New Hampshire	Annual	MF13-0083254
Oklahoma	Annual	SE-2213387

Hancock Horizon Louisiana Tax Free Income Fund—Institutional Class Shares

Mississippi	Annual	60056251
Montana	Annual	83677
Nebraska	Annual	86209
New Hampshire	Annual	MF12-0084211
Oklahoma	Annual	SE-2209387

Hancock Horizon Diversified Income Fund

Alaska	Annual	60077341
Alabama	Annual	45610
Arkansas	Annual	60030665
Connecticut	Annual	1076983
Delaware	Annual
Hawaii	Annual
Idaho	Annual	72176
Kansas	Annual	2014S0000292
Missouri	Annual	R2013-2,457
Nevada	Annual
New York	Other	S33-33-57
Oregon	Annual	2013-1593
Rhode Island	Annual
South Carolina	Annual	MF20160

Hancock Horizon Diversified Income Fund—Class A Shares

Arizona	Annual
District of Columbia	Annual	60051143
Iowa	Annual	I-86205
Massachusetts	Annual
Maryland	Annual	SM20132088
Maine	Annual	10039732
Michigan	Annual	971167
Mississippi	Annual	60061817
Montana	Annual	88151
North Dakota	Annual	BV609
Nebraska	Annual	97712
New Hampshire	Annual	MF13-0084360
New Mexico	Annual	46216
Oklahoma	Annual	SE-2214349
Puerto Rico	Annual	S-45733
South Dakota	Annual	59715
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 101711
Vermont	Annual	BEVT-2036
Washington	Other	60065542
Wisconsin	Annual	679109-03
West Virginia	Good Until Sold	81740

Hancock Horizon Diversified Income Fund—Class C Shares

Mississippi	Annual	60061818
Montana	Annual	88152
Nebraska	Annual	97711
New Hampshire	Annual	MF13-0084361
Oklahoma	Annual	SE-2214350
Texas	Good Until Sold	C 101712

Hancock Horizon Diversified Income Fund—Institutional Class Shares

Arizona	Annual
District of Columbia	Annual	60054481
Iowa	Annual	I-89718
Massachusetts	Annual
Maryland	Annual	SM20142201
Maine	Annual	10043331
Michigan	Annual	974658
Mississippi	Annual	60061819
Montana	Annual	88153
North Dakota	Annual	BY877
Nebraska	Annual	97713

New Hampshire	Annual	MF13-0084362
New Mexico	Annual	47449
Oklahoma	Annual	SE-2214351
Puerto Rico	Annual	45733-1
South Dakota	Annual	63045
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 101713
Vermont	Annual	BEVT-3114
Washington	Other	60068963
Wisconsin	Annual	708523-03
West Virginia	Good Until Sold	84683

Hancock Horizon U.S. Small Cap Fund

Alabama	Annual	48038

Hancock Horizon U.S. Small Cap Fund—Class A Shares

Michigan	Annual	973006
Mississippi	Annual	60066255
Tennessee	Annual	RN2016B-0360
Texas	Good Until Sold	C 106480

Hancock Horizon U.S. Small Cap Fund—Class C Shares

Mississippi	Annual	60066256
Texas	Good Until Sold	C 106482

Hancock Horizon U.S. Small Cap Fund—Institutional Class Shares

Michigan	Annual	973285
Mississippi	Annual	60066257
Nebraska	Annual	100379
Texas	Good Until Sold	C 106481

Hancock Horizon International Small Cap Fund

Alabama	Annual	50942
Hawaii	Annual
Missouri	Annual	R2015-1,970

Hancock Horizon International Small Cap Fund— Class A Shares

Mississippi	Annual	60071533
Texas	Good Until Sold	C 111811
Washington	Other	60072147
West Virginia	Good Until Sold	89998

Hancock Horizon International Small Cap Fund—Class C Shares

Mississippi	Annual	60071534
Texas	Good Until Sold	C 111812
Washington	Other	60072148
West Virginia	Good Until Sold	89999

Hancock Horizon International Small Cap Fund—Institutional Class Shares

Mississippi	Annual	60071535
Texas	Good Until Sold	C 111813
Washington	Other	60072149
West Virginia	Good Until Sold	90000

Hancock Horizon Microcap Fund

Alabama	Annual	50943
Hawaii	Annual
Missouri	Annual	R2015-1,971

Hancock Horizon Microcap Fund—Class A Shares

Mississippi	Annual	60071540
Texas	Good Until Sold	C 111818
Washington	Other	60072154
West Virginia	Good Until Sold	90010

Hancock Horizon Microcap Fund—Class C Shares

Mississippi	Annual	60071538
Texas	Good Until Sold	C 111816
Washington	Other	60072152
West Virginia	Good Until Sold	90005

Hancock Horizon Microcap Fund—Institutional Class Shares

Mississippi	Annual	60071536
Texas	Good Until Sold	C 111814
Washington	Other	60072150
West Virginia	Good Until Sold	90002

Hancock Horizon Dynamic Asset Allocation Fund

Alabama	Annual	50944
Hawaii	Annual
Missouri	Annual	R2015-1,972

Hancock Horizon Dynamic Asset Allocation Fund—Class A Shares

Mississippi	Annual	60071537
Texas	Good Until Sold	C 111815
Washington	Other	60072151
West Virginia	Good Until Sold	90003

Hancock Horizon Dynamic Asset Allocation Fund—Class C Shares

Mississippi	Annual	60071539
Texas	Good Until Sold	C 111817
Washington	Other	60072153
West Virginia	Good Until Sold	90008

Hancock Horizon Dynamic Asset Allocation Fund—Institutional Class Shares

Mississippi	Annual	60071541
Texas	Good Until Sold	C 111819
Washington	Other	60072155
West Virginia	Good Until Sold	90013